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Exhibit 11.2

Investor Contacts: Tom Tomlinson / Tony Ishaug
Telephone: (952) 944-5600

DEPARTMENT 56 REPORTS THIRD QUARTER 2000 RESULTS

    October 25, 2000—Eden Prairie, MN.—Department 56 (NYSE: DFS), a leading collectibles and specialty giftware company, today reported revenue and earnings for the third quarter and nine months ended September 30, 2000.

    For the first nine months, revenues were $168.0 million compared to $191.5 million a year ago. Net income and diluted earnings per share in the first nine months were $17.2 million and $1.18, respectively, compared to $37.0 million and $2.08 last year. Year-to-date results were impacted by the $12 million reserve charges related to 1999 overdue receivables taken in the first quarter of this year as previously reported. Excluding these charges, revenues for the first nine months of 2000 would have been $174.5 million, with net income and diluted earnings per share of $24.6 million and $1.70, respectively.

    For the quarter, revenues were $69.9 million, compared to $75.1 million in the prior year. Net income and diluted earnings per share in the third quarter were $12.0 million and $0.85 per share, respectively, compared to $15.0 million and $0.87, respectively, a year ago.

    "Our mid-year product introductions across all categories are encouraging, with dealer orders for these products up strongly over last year," said Susan Engel, Chairwoman and Chief Executive Officer. "In particular, our expanded reach to new channels and consumers through our Hot Properties licensed lines will help establish the Department 56 brand name as the preferred name in terms of style, value and quality."

Full Year Outlook

    The Company's current outlook for full-year diluted earnings per share is in the range of $1.40 to $1.47 on net revenues of approximately $215 million, in line with current analysts' consensus estimates.

    Ms. Engel remarked, "As we look to next year, our management team will be focused on enhancing the profitability and growth of both our Village and General Giftware businesses, improving cost management, and expanding the new product lines introduced in 2000."

Customer Orders

    Orders in the first nine months of 2000 of $250.9 million were 7% below the level achieved in the first nine months of 1999, representing a slight decline from the 6% deficit through the first half of this year. For the third quarter, orders were $34.4 million, 14% below the comparable 1999 period.

    Orders for the Company's Village Series and General Giftware products for the nine-month period were $158.1 million and $92.8 million, respectively. The decline in year-to-date orders for Village products widened to 11% lower from 9% lower at the end of the first half, while General Giftware orders held steady at a year-over-year increase of 2%. Ms. Engel noted, "The deterioration in Village orders since the end of the second quarter was primarily due to weaker orders for products introduced in January and earlier. We delayed shipments of Village product to a number of our dealers with whom we were resolving accounts receivable issues, with many not receiving shipments until June or July, and believe that this may have impacted orders for these products. On the other hand, we look to the Village mid-year introduction orders as an encouraging sign of strength for this category."

    Ms. Engel continued, "We are seeing a more cautious ordering approach by our dealers. Industry-wide expectations for a mild fourth quarter selling season, as evidenced by announcements of a softening in same-store sales figures from several large retail organizations, have led our dealers to tighten their inventories and focus on ordering newer products.

    "In order to better support our dealers, Department 56 is currently piloting a B2B Internet site focused on improving customer service, providing product ordering, merchandising assistance and product training. We intend to make this valuable tool available to all of our dealers in 2001."

Third Quarter and Year-to-Date Highlights

    Third quarter revenues for Village and General Giftware products were $40.3 million and $29.6 million, respectively, compared to $47.0 million and $28.1 million, respectively, in the comparable quarter of last year. For the nine-month period, revenues for Village and General Giftware products were $108.8 million and $59.2 million, respectively, compared to $129.0 million and $62.5 million, respectively for the first nine months of 1999.

    Gross margin as a percentage of sales was 57.7% for the third quarter, compared to 58.7% in the third quarter of 1999. For the nine-month period, gross margins of 56.7% were down compared to 59.1% in the prior year. Both periods of 2000 were impacted by shipments of first quarter orders, a portion of which included the one-time Customer Appreciation Discount of five percent. The effect of this discount on margins was approximately 100 and 150 basis points in the third quarter and nine-month period of 2000, respectively. The nine-month period was also impacted by the reserve charges related to 1999 receivables as discussed above, the effect of which was approximately 160 basis points.

    Selling, General and Administrative expenses for the quarter were $16.2 million, or 23% of sales, compared to $16.5 million, or 22% of sales in the third quarter of 1999. For the nine-month period, SG&A represented 33% of sales, or $55.4 million, up from $45.4 million, or 24% of sales in the prior year. Both the current quarter and year-to-date results reflected increased depreciation and expenses related to the Company's investment in information systems and a new distribution center (as previously reported, the Company estimates approximately $3.0 million of these expenses to be non-recurring). 2000 year-to-date SG&A also includes $5.5 million in bad debt reserve charges taken in the first quarter of this year related to the resolution of 1999 receivables.

Stock Repurchase

    As part of the Company's share repurchase program, Department 56 purchased 896,000 shares of its stock in the open market and through privately negotiated transactions at an average of $13.76 per share for a total of $12.3 million during the quarter. As of September 30, the Company had remaining authorization from the Board of Directors to repurchase $60.0 million worth of its stock through 2001 and had 13.4 million common shares outstanding.

Second Retail Store Opens

    As part of its ongoing commitment to further develop brand awareness and penetration, the Company announced that it has recently opened its second Company-owned retail store. In addition to its store in the Mall of America, Minneapolis, the Company's new location in Las Vegas's Desert Passage retail complex at the Aladdin Casino and Resort will carry the complete line of the Company's collectible products and a strong representation of its General Giftware lines. Ms. Engel commented, "The new store continues our effort to increase the exposure of Department 56 quality and creativity through positioning in high tourist traffic areas. Through this initiative, we will continue to support our independent retailers by driving consumers back to their local Department 56 retailers."

25th Anniversary

    2001 marks the 25th anniversary of Department 56, Inc. To commemorate the past 25 years, the Company announced that it will host a Silver Anniversary Celebration in St. Paul, Minnesota, August

17-19, 2001. For more information, visit www.department56.com or contact Department 56 Consumer Services at 1-800-LIT-TOWN (548-8696).

About Department 56

    Department 56, Inc. is a leading collectibles and giftware company known for its lighted Villages, Snowbabies™ figurines and extensive lines of holiday and home decorative products. Its products are sold primarily through gift, specialty and department store retailers in the United States, Canada and Europe.

    Investors will have the opportunity to listen to the October 26 conference call over the Internet through StreetEvents at www.streetevents.com. To listen to the live call, please go to the web site prior to the 9:00 a.m. EST call. For those who cannot listen to the live broadcast, a replay will be available shortly after the call.

Notes concerning forward-looking statements:

    This release contains forward-looking statements about the Company's performance. These statements are based on management's estimates, assumptions and projections as of today and are not guarantees of future performance. Any conclusions or expectations expressed in, or drawn from, the statements in this press release concerning matters that are not historical corporate financial results are forward-looking statements that involve risks and uncertainties. Actual results may vary materially from forward-looking statements and the assumptions on which they are based. The Company undertakes no obligation to update or publish in the future any forward-looking statements. Please read the bases, assumptions and factors set out in the Company's Form 10-K for 1999 dated March 29, 2000 and filed under the Securities Exchange Act of 1934, all of which is incorporated herein by reference.

# Financial Tables follow #

DEPARTMENT 56, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
Unaudited

	September 30, 2000	January 1, 2000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$—	$3,962
Accounts receivable, net	114,721	65,580
Inventories	29,640	15,901
Other current assets	13,489	14,199

Total current assets	157,850	99,642
PROPERTY AND EQUIPMENT, net	31,674	29,857
GOODWILL, TRADEMARKS AND OTHER, net	151,940	155,936
OTHER ASSETS	5,463	1,673

	$346,927	$287,108

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Borrowings on revolving credit agreement	$55,500	$42,500
Accounts payable	10,535	9,709
Other current liabilities	24,267	15,144

Total current liabilities	90,302	67,353
DEFERRED TAXES	7,074	6,831
LONG-TERM DEBT	105,000	60,000
STOCKHOLDERS' EQUITY	144,551	152,924

	$346,927	$287,108

DEPARTMENT 56, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)
Unaudited

	Quarter Ended
			39 Weeks Ended September 30, 2000	39 Weeks Ended October 2, 1999
	September 30, 2000	October 2, 1999
NET SALES	$69,924	$75,093	$168,037	$191,462
COST OF SALES	29,605	31,009	72,836	78,239

Gross profit	40,319	44,084	95,201	113,223
Selling, general, and administrative expenses	16,237	16,494	55,446	45,446
Amortization of goodwill, trademarks and other	1,374	1,290	4,112	3,822

OPERATING INCOME	22,708	26,300	35,643	63,955
Interest expense	3,273	2,224	8,344	4,136
Other, net	1	(54)	(395)	73

INCOME BEFORE INCOME TAXES	19,434	24,130	27,694	59,746
INCOME TAXES	7,386	9,171	10,524	22,705

NET INCOME	$12,048	$14,959	$17,170	$37,041

NET INCOME PER SHARE	$0.86	$0.88	$1.19	$2.11

NET INCOME PER SHARE ASSUMING DILUTION	$0.85	$0.87	$1.18	$2.08

OPERATING CASH FLOW (1)	$25,277	$28,556	$44,106	$70,300

WEIGHTED AVERAGE SHARES OUTSTANDING—BASIC	14,082	16,944	14,448	17,564

WEIGHTED AVERAGE SHARES OUTSTANDING—ASSUMING DILUTION	14,140	17,112	14,499	17,771

(1)
Earnings before interest, income taxes, depreciation and amortization expenses.

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DEPARTMENT 56 REPORTS THIRD QUARTER 2000 RESULTS